CARTER LEDYARD & MILBURN LLP
Counselors at Law

570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720	2 Wall Street New York, NY 10005-2072 — Tel (212) 732-3200 Fax (212) 732-3232	701 8th Street, N.W., Suite 410 Washington, DC 20001-3893 (202) 898-1515

July 15, 2008

VIA EDGAR

Mark P. Shuman, Esq.
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	FutureIT Inc. Post-Effective Amendment No.1 on Form S-1 to Registration Statement on Form SB-2 Filed June 19, 2008 File No. 333-148174

Dear Mr. Shuman:

        On behalf of our client, FutureIT Inc. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to the Mr. Nimrod Zahavi ,Chief Executive Officer of the Company, dated June 26, 2008 (the “Comment Letter”), with respect to the Company’s Post-Effective Amendment No. 1 on Form S-1 to Registration Statement on Form SB-2 (the “Registration Statement”).

        Incorporation by reference, Page 2

I.	It appears that your common stock is penny stock as defined by Rule 3a51-1 of the Securities Act of 1934, and that you are therefore ineligible to incorporate by reference information required to be included in your registration statement. See Instruction VII.D (c) to Form S-1. Please revise your filing accordingly.

Mr. Mark P. Shuman

        Response

        We have revised the filing in response to the comment.

        Attached is a letter from our client acknowledging that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States we are responsible for the accuracy of the disclosure in its filings;

        If you have any further questions, please do not hesitate to contact me.

Very truly yours, /s/ Steven J. Glusband Steven J. Glusband

SJG:tco
cc:     FutureIT Inc.